UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Zurich, October 19, 2021

Credit Suisse Group announces settlements for legacy issues with regards to Mozambique and resolves the case on past observation activities

Ad hoc announcement pursuant to article 53 LR

Zurich, October 19, 2021– Credit Suisse Group today announced settlements with US, UK and Swiss regulators that resolve inquiries into the bank’s arrangement of loan financing for Mozambique state enterprises and related securities transactions that took place between 2013 and 2016. Credit Suisse also noted today’s announcement by FINMA that it has concluded its enforcement proceedings related to past observation activities. The bank condemns any unjustified observations and has already taken decisive steps to strengthen its relevant governance and processes.

In terms of loan financing for Mozambique, Credit Suisse Group has entered into a three-year Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ) and consented to the entering of a Cease and Desist Order by the United States Securities and Exchange Commission (SEC). Under the terms of the DPA, Credit Suisse will continue its compliance enhancement and remediation efforts, report to the DOJ on those efforts for three years, and undertake additional measures, as outlined by the resolutions. In addition, Credit Suisse Securities (Europe) Ltd. (CSSEL) has pled guilty to one count of conspiracy to violate the US federal wire fraud statute. CSSEL will be bound by the same obligation as Credit Suisse under the DPA. The total monetary aspect of the DOJ and SEC settlements, taking into account various credits for overlapping penalties, is approximately USD 275 million.

In the resolution with the United Kingdom Financial Conduct Authority (FCA), Credit Suisse agreed that in respect of these transactions with Mozambique between 2013 and 2016, its UK operations had failed to conduct its business with due skill, care and diligence and to take reasonable care to organize and control its affairs responsibly and effectively, with adequate risk management systems. Credit Suisse will pay a penalty of approximately USD 200 million, and the bank has also agreed with the FCA to forgive USD 200 million of debt owed by Mozambique.

As a result, the Group expects to take USD 230 million in charges in the third quarter 2021.

In its ruling, the Swiss Financial Market Supervisory Authority (FINMA) noted that Credit Suisse violated the duty to file a suspicious activity report (SAR) as the filing in 2019 was considered too late. It also noted that Credit Suisse did not pay enough attention to the risks arising from specific sovereign lending transactions, and has ordered the bank to remediate all deficiencies identified by June 30, 2022. FINMA has imposed a business restriction until an Implementation Auditor has reviewed and approved all measures taken based on the current ruling.

Credit Suisse also noted today’s announcement by FINMA that it has concluded its enforcement proceedings against the bank related to past observation activities. In addition to the known observation of two former Executive Board members, a small group of former executives within the

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Media release Zurich, October 19, 2021

bank planned and mostly executed five further observations of former employees or third parties, all outside Switzerland, between 2016 and 2019. The majority of the additionally conducted observations served to protect the physical safety of employees. The regulator criticized the bank’s decision-making, documentation and supervision of the observations and the lack of internal regulations. The deficiencies in documentation were partially due to the fact that communication took place via external channels that were not authorized by the bank.

As stated previously, Credit Suisse condemns any unjustified observations and has adopted a series of measures, with observations prohibited unless required for compelling reasons such as threats to the physical safety of employees. The bank has already improved its governance and processes in the security area and has also taken steps to enforce the correct usage of electronic communication. FINMA considers these measures in principle suitable to remedy the deficiencies identified and complemented them with limited additional requirements.

The bank also regrets that it initially failed to ensure all relevant information was readily available and hence provided to the regulator in a complete manner.

Credit Suisse is satisfied with the completion of the proceedings by US, UK and Swiss regulatory authorities into the bank’s arrangement of loan financing for Mozambique state enterprises and can now draw a line under the observation matter.

CONTACT DETAILS

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +44 207 883 06 69
Email: media.relations@credit-suisse.com

Karina Byrne, Corporate Communications, Credit Suisse
Tel: +1 212 538 8361
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 49,240 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

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Media release Zurich, October 19, 2021

▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

▪
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

▪
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
▪	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I –

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Media release Zurich, October 19, 2021

Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2021 Credit Suisse Group AG and/or its affiliates. All rights reserved.

The English language version of this document is the controlling version.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Lotte van Aanholt
Lotte van Aanholt
Vice President

/s/ Annina Müller
Annina Müller
Date: October 19, 2021		Vice President